THE JAPAN EQUITY FUND, INC.
THE THAI CAPITAL FUND, INC.
THE SINGAPORE FUND, INC.
c/o Daiwa Securities Trust Company
One Evertrust Plaza
Jersey City, New Jersey 07302-3051
(201) 915-3054

September 19, 2011

Christina DiAngelo
Senior Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	The Japan Equity Fund, Inc. ("JEQ"), Investment Company Act File No. 811-06142
The Thai Capital Fund, Inc. ("TF"), Investment Company Act File No. 811-06062
The Singapore Fund, Inc. ("SGF"), Investment Company Act File No. 811-06115
(collectively, the "Funds")

Dear Ms. DiAngelo,

On behalf of the Funds, this letter responds to your comments communicated to me orally on August 22, 2011 with respect to the review by the staff of the Securities and Exchange Commission (the "Commission") of each Funds' Certified Shareholder Report of Registered Management Investment Company on Form N-CSR ("Annual Report") for the fiscal year ended October 31, 2010 (JEQ and SGF only) and December 31, 2010 (TF only) (each, a "2010 Annual Report") and other filings.  You stated that the purposes of the staff's review was designed to ensure that the filings made by the Funds with the Commission were in compliance with the Sarbanes-Oxley Act of 2002.

The Funds have considered your comments and authorized me to make the responses discussed below.  For ease of reference, I have included a transcription of your comments followed by the applicable response.  As requested, this letter is being submitted to the Commission as a correspondence filing via EGDAR within thirty days of receipt of your comments.

Comment 1.  With respect to the 2010 Annual Reports filed by JEQ and SGF only, please confirm the disclosure made under Item 4(e)(2) in light of the requirements of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Response 1.  JEQ's and SGF's disclosure under Item 4(e)(2) of their 2010 Annual Reports contained an inadvertent error.  This error will be corrected in JEQ's and SGF's future Annual Reports, which will state that zero percent (0%) of the services described in Item 4(b) through (d) of the Annual Report were approved by the Fund's audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Comment 2.  In future Annual Reports to be filed by each Fund, please include more detail under Item 8 relating to compensation of the Fund's portfolio managers.  In particular, with respect to any portion of the compensation based solely or in part on performance, please identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Response 2.  Each of the Funds will include more detail under Item 8 of its future Annual Reports as requested.

Comment 3.  With respect to the 2010 Annual Reports filed by JEQ and TF only, please explain why the "audit and tax services" accrual listed in the Statement of Assets and Liabilities is greater than the "audit and tax services" expense listed in the Statement of Operations.

Response 3.  The "audit and tax services" expense listed in the Statement of Operations included in JEQ's 2010 Annual Report was adjusted to reflect an over-accrual of $200 for out-of-pocket audit expenses included in JEQ's Statement of Assets and Liabilities for JEQ's fiscal year ended October 31, 2009.  Similarly, the "audit and tax services" expense listed in the Statement of Operations included in TF's 2010 Annual Report was adjusted to reflect an over-accrual of $100 for out-of-pocket audit expenses included in TF's Statement of Assets and Liabilities for TF's fiscal year ended December 31, 2009.

Comment 4.  With respect to the 2010 Annual Reports filed by each Fund, please confirm that there were no payables to officers and directors that should have been disclosed separately on each Fund's Statement of Assets and Liabilities pursuant to paragraph 12(b)(1) of Rule 6-04 of Regulation S-X.

Response 4.  None of the Funds had any payables to officers or directors as of the end of its 2010 fiscal year.

Comment 5.  With respect to the 2010 Annual Reports filed by JEQ and TF only, we note that the "other" expenses listed by each of JEQ and TF in its Statement of Operations was greater than 5% of the Fund's total expenses.  Please confirm whether either Fund had any expenses included in "other" expenses that were individually greater than 5% of such Fund's total expenses.

Response 5.  "Other" expenses listed by each of JEQ and TF the Statement of Operations included in its 2010 Annual Reports included marketing expenses, stock exchange listing fees and other miscellaneous expenses.  None of these expenses were individually greater than 5% of JEQ's or TF's total expenses.

Comment 6.  With respect to the 2010 Annual Report filed by SGF only, please explain how the "payable for other affiliates" amount provided in the Statement of Assets and Liabilities ties to the amount owed to Daiwa  Securities Trust Company at October 31, 2010 disclosed in the Notes to Financial Statements on page 18.

Response 6.  DSTC is an affiliate of Daiwa SB Investments (Singapore) Ltd. ("DSBI"), which was SGF's investment adviser as of October 31, 2010.  As noted in the Notes to Financial Statements on page 18 of SGF's 2010 Annual Report, at October 31, 2010 SGF owed to Daiwa Securities Trust Company ("DSTC") a total of $66,839 consisting of $27,810, $8,667 and $30,362 for administration, compliance and custodian fees, respectively.  The custodian fees owed to DSTC included fees and expenses payable to DBS Bank Ltd. ("DBS Bank"), sub-custodian for SGF's cash and securities held in Singapore, totaling $27,570.  DBS Bank is an affiliate of DBS Asset Management (United States) Pte. Ltd. ("DBSAM"), which was SGF's investment manager as of October 31, 2010.  However, the $27,570 payable to DBS Bank was inadvertently included as "accrued expenses and other liabilities" instead of "payable for other affiliates" in the Statement of Assets and Liabilities.

As of June 3, 2011, DSBI ceased to be investment adviser to SGF.  Additionally, as of August 6, 2011, DBSAM ceased to be SGF's investment manager.  Accordingly, in future Annual Reports filed by SGF, any fees owed to DSTC, including any sub-custodian fees payable to DBS Bank,  at the end of the reporting period, will be included as "accrued expenses and other liabilities."

Comment 7.  With respect to the 2010 Annual Report filed by SGF only, please explain why the 2010 year end expense ratio excluding tax (1.76%) and the expense ratio including tax (1.79%) reported in the Financial Highlights on page 20 are only three basis points apart.

Response 7.  As of January 1, 2008 Singapore transitioned to a One-Tier Corporate Taxation System.  Under the One-Tier system, the tax payable by Singapore companies on their profits is the final tax and tax will not be imputed to, or passed on to Singapore companies' shareholders as tax credits.  During its fiscal year ended October 31, 2010, SGF's portfolio consisted mostly of Singapore securities.  Accordingly, SGF only paid $42,861 in taxes applicable to net investment income.  This amount is attributable to the 25% withholding tax on dividends received on SGF's Malaysian security holdings.

Comment 8.  With respect to the 2010 Annual Report filed by TF only, please explain the substantial increase in portfolio turnover from the year ended December 31, 2009 (70.92%) to the year ended December 31, 2010 (244.77%).

Response 8.  The Stock Exchange of Thailand Index, TF's benchmark, increased 40.60% in Thai Baht terms and the portfolio return was 45.66% during the year ended December 31, 2010.  As disclosed in the Shareholder Letter included in TF's 2010 Annual Report, in 2010 TF utilized all of its remaining capital loss carryforwards and paid a capital gains distribution for the first time since 1996.  Accordingly, TF paid $9.9 million in dividends in December 2010 as compared to $0.55 million in December 2009.  TF's sale of portfolio securities necessary to raise funds to pay the December 2010 dividend caused a substantial increase to TF's portfolio turnover rate.   Additionally, the increase in TF's portfolio turnover rate for the year ended December 31, 2010 can be attributed in part to repositioning of TF's portfolio in June 2010.

Comment 9.  With respect to TF only, in future Annual Reports filed by TF, when there are several expense ratios listed in the Financial Highlights, please re-order the ratios so that "expenses, before waivers of Administration and Advisory fees and including Thai taxes applicable to net investment income" appears first.

Response 9.  TF will re-order the expense ratios in future Annual Reports as requested.

Comment 10.  This comment relates to the Annual Report of Proxy Voting Record of Registered Management Investment Company on Form N-PX filed by SGF on July 8, 2011.  We note that for each matter, SGF “took no action”.  Please explain how this is in accordance with SGF's proxy voting policies and procedures?

Response 10.  As disclosed under Item 7 of SGF's 2010 Annual Report, SGF had delegated the voting of proxies relating to its portfolio securities to DBSAM, SGF's former investment manager.  Pursuant to SGF's delegation of its proxy voting power, DBSAM was required to follow its Statement of Policies and Procedures for Voting Proxies ("DBSAM's Proxy Voting Policy") as presented to SGF, which states that DBSAM's general policy is to "cast votes in accordance with management's proposals."  SGF requested an explanation as to how its decision not to vote on any proxies during the twelve-month period ended June 30, 2011 was in accordance with DBSAM's Proxy Voting Policy.  In response, DBSAM noted its right to depart from the general policy to avoid voting decisions that it believes may be contrary to its clients' best interests.  In addition, DBSAM indicated that it interprets DBSAM's Proxy Voting Policy to permit it to refrain from voting unless the matter to be voted on would have a compelling, material and determinable impact on the value to shareholders of the relevant company.

As of August 6, 2011, Aberdeen Asset Aberdeen Asset Management Asia Limited ("Aberdeen") has taken over as SGF's investment manager.  Accordingly, Aberdeen is now responsible for the voting of proxies relating to SGF's portfolio securities.  Aberdeen's proxy voting policy, which will be included in future Annual Reports filed by SGF, is to actively participate in proxy voting relating to the Fund's portfolio securities.

Comment 11.  This comment relates to the Semi-Annual Report for Registered Investment Companies on Form N-SAR filed by SGF for the period ending April 30, 2010 (the "April 30, 2010 N-SAR").  Under "Results of Annual Meeting of Stockholders" appearing on page 16 of SGF's Certified Shareholder Report of Registered Management Investment Company on Form N-CSR for the six-month period ended April 30, 2010 (the "Semi-Annual Stockholder Report"), SGF discloses that two proposals were voted on at SGF's 2010 Annual Meeting of Stockholders.  Since Proposal #2 appears to be a non-routine matter, should it have been disclosed in the April 30, 2010 N-SAR?  Please refer to Sub-Item 77C of Form N-SAR.

Response 11.  Proposal 2 was inadvertently omitted from the April 30, 2010 N-SAR.  SGF's stockholders also voted on a non-routine matter during SGF's 2011 Annual Meeting of Stockholders, which was held on August 4, 2011.  SGF will properly disclose the 2011 proposal when it files its N-SAR for the period ending October 31, 2011.

* * *
In responding to your comments, on behalf of each Fund, I hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•
comments from the staff of the Commission or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to a Fund's filing; and

•	a Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (201) 915-3054 or Leonard B. Mackey, Jr. at (212) 878-8489 or Alanna L. Franco at (212) 878-3164, both of Clifford Chance US LLP, counsel to the Funds.  Thank you.

Sincerely yours,

/s/ John J. O'Keefe

John J. O'Keefe
Secretary and Treasurer of the Funds